Exhibit (d)(2)

EXPENSE LIMITATION AGREEMENT

POINTBREAK ETF TRUST

This Agreement is made and entered into effective as of December 14, 2015, by and between the Pointbreak Agriculture Commodity Strategy Fund (the “Fund”), a series of shares of Pointbreak ETF Trust, a Delaware statutory trust (the “Trust”) and Pointbreak Advisers LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust dated June 17, 2015, as amended on August 27, 2015 and December 14, 2015, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type;

WHEREAS, the Fund is a series of the Trust;

WHEREAS, there is one class of interests in the Fund;

WHEREAS, the Trust, on behalf of the Fund, and the Adviser entered into an Investment Advisory Agreement dated December 14, 2015, (“Advisory Agreement”), which continues in effect, pursuant to which the Adviser provides investment advisory services to the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to set forth and approve the terms by which the Adviser limits the expenses of a Fund, and, therefore, have entered into this Agreement in order to maintain such Fund’s respective expense ratios within the Operating Expense Limit, as defined below, through December 31, 2017.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Expense Limitation.

(a) Applicable Expense Limit. To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Adviser (excluding interest, taxes, brokerage commissions, expenses related to short sales, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of a Fund’s business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) incurred by a Fund in any fiscal year (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

(b) Operating Expense Limit. A Fund’s maximum operating expense limit (“Operating Expense Limit”) in any year shall be 42 basis points (0.42%) of the average daily net assets of such Fund.

(c) Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for a Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Operating Expense Limit of such Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay such Excess Amount.

(d) Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to a Fund with respect to the previous fiscal year shall equal the Excess Amount.

2. Deferred Expenses

The Fund agrees to pay to the Adviser the amount of investment advisory fees that, but for Section 1 hereof, would have been payable by the Fund to the Adviser pursuant to the Investment Advisory Agreement, and reimburse any additional payments remitted by the Adviser (the “Deferred Expenses”), subject to the limitations provided in this Section. Such repayment may be made monthly, but only if the Fund Operating Expenses, without regard to such repayment, are at an annualized rate (as a percentage of the average daily net assets of such Fund) less than the Operating Expense Limit for the applicable period, excluding the period included in the seed capital audit. Furthermore, the amount of Deferred Expenses paid by such Fund in any subsequent month shall be limited so that the sum of (a) the amount of such payment and (b) the other Fund Operating Expenses do not exceed such rate as may be agreed upon from time to time for payments made after the applicable period, excluding the period included in the seed capital audit. Deferred Expenses shall not be payable by such Fund to the extent that the amounts payable by it pursuant to the immediately preceding two sentences during the period ending three years from the date such Fund incurred the Deferred Expenses, and in no event later than three years after the end of the applicable Period, are not sufficient to pay such Deferred Expenses. In no event will a Fund be obligated to pay any fees waived or deferred by the Adviser with respect to any other series of the Trust.

3. Term and Termination of Agreement.

This Agreement with respect to the Fund shall continue in effect until the Limit Expiration Date which shall be December 31, 2017, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”). Nevertheless, this Agreement may be terminated, without payment of any penalty, (a) by the Trust at any time, and (b) by the Adviser upon written notice ninety (90) days’ prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.

4. Miscellaneous.

(a) Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Interpretation. Nothing herein contained shall be deemed to require the Trust or any Fund to take any action contrary to the Trust’s Declaration of Trust or by-laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

(c) Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

POINTBREAK ETF TRUST ON BEHALF OF THE POINTBREAK AGRICULTURE COMMODITY STRATEGY FUND

/s/ John T. Hyland
By: John T. Hyland
Title: Trustee

POINTBREAK ADVISERS LLC

/s/ Howard Mah
By: Howard Mah
Title: Chief Financial Officer